Exhibit 99.2

USF Holding Corp.

Consolidated Balance Sheets as of June 28, 2014 and December 28, 2013 and the related Consolidated Statements of Comprehensive Income (Loss) for the 26-Weeks ended June 28, 2014 and June 29, 2013, and Cash Flows for the 26-weeks ended June 28, 2014 and June 29, 2013 (Unaudited)

USF Holding Corp.

TABLE OF CONTENTS

Page
CONSOLIDATED FINANCIAL STATEMENTS (Unaudited):
Consolidated Balance Sheets as of June 28, 2014 and December 28, 2013	2
Consolidated Statements of Comprehensive Income (Loss) for the 26-weeks ended June 28, 2014 and June 29, 2013	3
Consolidated Statements of Cash Flows for the 26-weeks ended June 28, 2014 and June 29, 2013	4
Notes to Unaudited Consolidated Financial Statements	5

USF HOLDING CORP.

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands, except for share data)

	June 28, 2014	December 28, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$317,366	$179,744
Accounts receivable, less allowances of $25,058 and $25,151	1,303,702	1,225,719
Vendor receivables, less allowances of $3,278 and $2,661	128,996	97,361
Inventories — net	1,079,738	1,161,558
Legal settlement indemnification receivable	297,000	—
Prepaid expenses	76,268	75,604
Deferred taxes	12,327	13,557
Assets held for sale	15,682	14,554
Other current assets	17,099	6,644

Total current assets	3,248,178	2,774,741
PROPERTY AND EQUIPMENT — Net	1,764,234	1,748,495
GOODWILL	3,835,477	3,835,477
OTHER INTANGIBLES — Net	678,673	753,840
DEFERRED FINANCING COSTS	30,476	39,282
OTHER ASSETS	36,904	33,742

TOTAL ASSETS	$9,593,942	$9,185,577

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Bank checks outstanding	$188,899	$185,369
Accounts payable	1,343,002	1,181,452
Accrued expenses and other current liabilities	405,896	423,635
Accrued legal settlement	297,000	—
Current portion of long-term debt	45,499	35,225

Total current liabilities	2,280,296	1,825,681
LONG-TERM DEBT	4,770,611	4,735,248
DEFERRED TAX LIABILITIES	425,031	408,153
OTHER LONG-TERM LIABILITIES	312,367	334,808

Total liabilities	7,788,305	7,303,890

COMMITMENTS AND CONTINGENCIES (See Note 15)
TEMPORARY EQUITY	40,745	37,923
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value—600,000 shares authorized	4,500	4,500
Additional paid-in capital	2,285,777	2,282,801
Accumulated deficit	(524,747)	(440,858)
Accumulated other comprehensive loss	(638)	(2,679)

Total shareholder’s equity	1,764,892	1,843,764

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,593,942	$9,185,577

See Notes to Unaudited Consolidated Financial Statements.

USF HOLDING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

(in thousands)

	26-Weeks Ended
	June 28, 2014	June 29, 2013
NET SALES	$11,354,579	$11,063,670
COST OF GOODS SOLD	9,495,645	9,182,716

Gross profit	1,858,934	1,880,954
OPERATING EXPENSES:
Distribution, selling and administrative costs	1,777,598	1,753,817
Restructuring and tangible asset impairment charges	(102)	3,568

Total operating expenses	1,777,496	1,757,385

OPERATING INCOME	81,438	123,569
INTEREST EXPENSE – Net	146,804	160,348
LOSS ON EXTINGUISHMENT OF DEBT	—	41,796

Income (loss) before income taxes	(65,366)	(78,575)
INCOME TAX PROVISION (BENEFIT)	18,523	125

NET INCOME (LOSS)	(83,889)	(78,700)
OTHER COMPREHENSIVE INCOME (LOSS) – Net of tax:
Changes in retirement benefit obligations, net of income tax	2,041	7,517
Changes in interest rate swap derivative, net of income tax	—	542

COMPREHENSIVE INCOME (LOSS)	$(81,848)	$(70,641)

See Notes to Unaudited Consolidated Financial Statements.

USF HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	26-Weeks Ended
	June 28,	June 29,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(83,889)	$(78,700)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	205,049	191,012
Gain on disposal of property and equipment	(2,675)	(1,636)
Loss on extinguishment of debt	—	41,796
Tangible asset impairment charges	1,580	1,860
Amortization of deferred financing costs	9,057	8,990
Amortization of Senior Notes original issue premium	(1,664)	(1,665)
Deferred tax provision (benefit)	18,112	(131)
Share-based compensation expense	6,198	5,897
Provision for doubtful accounts	9,173	11,167
Changes in operating assets and liabilities:
Increase in receivables	(117,988)	(81,599)
Decrease in inventories	71,279	27,081
Increase in prepaid expenses and other assets	(4,455)	(5,037)
Increase (decrease) in accounts payable and bank checks outstanding	174,626	(18,181)
(Decrease) increase in accrued expenses and other liabilities	(37,018)	8,640

Net cash provided by (used in) operating activities	247,385	109,494

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property and equipment	7,340	11,466
Purchases of property and equipment	(74,900)	(97,198)
Insurance recoveries related to property and equipment	2,000	—

Net cash provided by (used in) investing activities	(65,560)	(85,732)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt refinancing	—	854,485
Proceeds from debt borrowings	770,450	888,088
Payment for debt financing costs and fees	—	(29,135)
Principal payments on debt and capital leases	(814,252)	(1,400,063)
Repurchase of senior subordinated notes	—	(375,144)
Proceeds from common stock sales	197	475
Common stock repurchased	(598)	(2,030)

Net cash provided by (used in) financing activities	(44,203)	(63,324)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	137,622	(39,562)
CASH AND CASH EQUIVALENTS – Beginning of period	179,744	242,457

CASH AND CASH EQUIVALENTS – End of period	$317,366	$202,895

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION :
Cash paid (received) during the period for:
Interest (net of amounts capitalized)	$141,108	$167,342
Income taxes paid (refunded) – net	(37)	243
Property and equipment purchases included in accounts payable	10,173	11,975
Capital lease additions	90,204	51,945
Receivable for insurance recoveries related to property and equipment	893	—

See Notes to Unaudited Consolidated Financial Statements.

USF HOLDING, CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	OVERVIEW AND BASIS OF PRESENTATION

USF Holding Corp., a Delaware corporation, and its consolidated subsidiaries is referred to here as “we,” “our,” “us,” “the Company,” or “USF.” USF conducts all of its operations through its wholly owned subsidiary US Foods, Inc. (“US Foods”). All of the indebtedness, as further described in Note 9—Debt—is an obligation of US Foods and its subsidiaries. US Foods Senior Notes due in 2019 as described below in Public Filer Status are traded over the counter and are not listed on any stock exchange.

Ownership—On July 3, 2007 (the “Closing Date”), USF, through a wholly owned subsidiary, and through a series of transactions, acquired all of our predecessor company’s common stock and certain related assets from Koninklijke Ahold N.V. (“Ahold”) for approximately $7.2 billion. USF is a corporation formed and controlled by investment funds associated with or designated by Clayton, Dubilier & Rice, Inc. (“CD&R”), and Kohlberg Kravis Roberts & Co. (“KKR”), (collectively the “Sponsors”).

Proposed Acquisition by Sysco — On December 8, 2013, USF., entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sysco Corporation, a Delaware corporation (“Sysco”); Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco (“Merger Sub One”); and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sysco, through which Sysco will acquire USF (the “Acquisition”) on the terms and subject to the conditions set forth in the Merger Agreement. The aggregate purchase price will consist of $500 million in cash and approximately $3 billion in Sysco’s common stock, subject to possible downward adjustment pursuant to the Merger Agreement. It is anticipated the transaction will close either late in the third quarter or during the fourth quarter of this calendar year. The closing is subject to customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). On February 18, 2014, US Foods and Sysco received a request for additional information and documentary materials from the Federal Trade Commission (the “FTC”) in connection with the Acquisition and the companies continue to work closely and cooperatively with the FTC as it conducts its review of the proposed merger. If the Merger Agreement is terminated because the required antitrust approvals cannot be obtained, or if the Acquisition does not close by a date as specified in the Merger Agreement, in certain circumstances Sysco will be required to pay USF, a termination fee of $300 million.

Business Description—The Company through its subsidiary, US Foods, markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States. These include independently owned single and multi-location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations.

Basis of Presentation—The Company operates on a 52-53 week fiscal year with all periods ending on a Saturday. When a 53-week fiscal year occurs, we report the additional week in the fourth quarter. The accompanying unaudited consolidated financial statements include the accounts of USF and its 100% owned subsidiary, US Foods, and its subsidiaries. All intercompany transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and disclosures required by GAAP for annual financial statements. These unaudited consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended December 28, 2013. Certain footnote disclosures included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to applicable rules and regulations for interim financial statements. The consolidated financial statements reflect all adjustments which are of a normal and recurring nature that are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results that might be achieved for the full year.

Public Filer Status—During the second quarter 2013, our wholly owned subsidiary, US Foods completed the registration of $1,350 million aggregate principal amount of 8.5% Senior Notes due 2019 (“Senior Notes”) in exchange offers for a like principal amount of its outstanding 8.5% Senior Notes due 2019 and became subject to rules and regulations of the SEC, including periodic and current reporting requirements under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The Company did not receive any proceeds from the registration of these exchange offers. USF is not a public filer and its common stock is not publicly traded.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are presented in Note 2 to the Company’s consolidated financial statements for the fiscal year ended December 28, 2013. The following selected accounting policies should be read in conjunction with those discussed in those consolidated financial statements.

Use of Estimates — The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and notes thereto. Actual results could differ from these estimates. The most critical estimates used in the preparation of the Company’s consolidated financial statements pertain to the valuation of goodwill and other intangible assets, property and equipment, vendor consideration, self-insurance programs, and income taxes.

Inventories — The Company’s inventories—consisting mainly of food and other foodservice-related products—are considered finished goods. Inventory costs include the purchase price of the product and freight charges to deliver it to the Company’s warehouses, and are net of certain cash or non-cash consideration received from vendors. The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items and overall economic conditions.

The Company records inventories at the lower of cost or market, using the last-in, first-out (“LIFO”) method. The base year values of beginning and ending inventories are determined using the inventory price index computation method. This method “links” current costs to original costs in the base year when the Company adopted LIFO. At June 28, 2014, and December 28, 2013, the LIFO balance sheet reserves were $197 million and $148 million, respectively. As a result of changes in LIFO reserves, Cost of goods sold increased $49 million and $8 million in the 26-weeks ended June 28, 2014 and June 29, 2013, respectively.

Property and Equipment — Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to 40 years. Property and equipment under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the leases or the estimated useful lives of the assets. At June 28, 2014 and December 28, 2013, Property and equipment-net included accumulated depreciation of $1,202 million and $1,093 million, respectively. Depreciation expense was $130 million and $117 million for the 26-weeks ended June 28, 2014 and June 29, 2013, respectively.

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, the Company compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows included in a long-lived asset recoverability test do not exceed the carrying value, the carrying value is compared to the fair value of such asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess.

The Company also assesses the recoverability of its closed facilities actively marketed for sale. If a facility’s carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Assets held for sale are not depreciated.

Impairments are recorded as a component of Restructuring and tangible asset impairment charges in the Consolidated Statements of Comprehensive Income (Loss), as well as in a reduction of the assets’ carrying value in the Consolidated Balance Sheets. See Note 10—Restructuring and Tangible Asset Impairment Charges for a discussion of our long-lived asset impairment charges.

Goodwill and Other Intangible Assets — Goodwill and Other intangible assets include the cost of the acquired business in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. As required, we assess Goodwill and Other intangible assets with indefinite lives for impairment annually, or more frequently, if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each year’s third quarter. For other intangible assets with finite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

Business Acquisitions — The Company accounts for business acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company’s consolidated financial statements from the date of acquisition. Acquisitions—individually and in the aggregate—did not materially affect the Company’s results of operations or financial position for any period presented. The fourth quarter 2013 acquisition has been integrated into the Company’s foodservice distribution network. There were no business acquisitions in 2014.

Certain prior year acquisitions involve contingent consideration in the event certain operating results are achieved over periods of up to two years. As of June 28, 2014 and December 28, 2013, the Company has accrued $2 million of contingent consideration relating to acquisitions.

Variable Interest Entity —In April 2014, the Company entered into a sublease and subsequent purchase of a distribution facility. Under the agreement, the facility will be purchased in May 2018, commensurate with the sublease termination date. The distribution facility is the only asset owned by an investment trust, the landlord to the original lease. The Company has determined the trust is a variable interest entity (“VIE”) for which it is the primary beneficiary.

However, after exhaustive efforts, the Company was unable to obtain the information necessary to include the accounts and activities of the trust in its consolidated financial statements. As such, the Company has opted to invoke the scope exception available under VIE accounting guidance and will not consolidate the VIE in its financial statements. Since the Company will not be able to consolidate the trust under VIE guidance, applicable lease guidance has been applied to the transaction itself. The Company has concluded that the sublease and purchase agreements, together, qualify for capital lease treatment. Accordingly, the Company recorded a capital asset and related lease and purchase obligation totaling $27 million. This amount approximates the net present value of the purchase price and sublease commitment. In addition, the Company will depreciate the asset balance over its estimated useful life and reduce the capital lease and purchase obligation as payments are made.

Share-Based Compensation—Certain employees participate in the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates, as amended (“Stock Incentive Plan”), which allows purchases of shares of USF common stock, grants of restricted stock and restricted stock units of USF, and grants of options exercisable in USF common stock. The Company measures compensation expense for stock-based option awards at fair value at the date of grant, and recognizes compensation expense over the service period for stock-based awards expected to vest. USF contributes shares to its subsidiary, US Foods for employee stock purchases and upon exercise of options or grants of restricted stock and restricted stock units.

Temporary Equity—Temporary equity is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. In contrast to common stock owned by the Sponsors, common stock owned by management and certain employees give the holder, via the management stockholder’s agreement, the right to require the Company to repurchase all of his or her restricted common stock in the event of a termination of employment due to death or disability. Since this redemption feature, or put option, is outside of the control of the Company, the value of the shares is shown outside of permanent equity as temporary equity. In addition to the value of the common stock held, stock-based awards with similar underlying common stock are also recorded in temporary equity. Temporary equity includes values for common stock issuances to management and certain employees, vested restricted shares, vested restricted stock units and vested stock option awards. Until the redemption feature becomes probable, the amount shown in temporary equity is the intrinsic value of the applicable common stock at issuance and the intrinsic value of stock-based awards at grant date. Because the Company grants stock option awards at fair value, the intrinsic value related to vested stock option awards is zero. Once redemption is deemed probable, if the intrinsic value is different than the current redemption value, the amount shown in temporary equity is adjusted to the current redemption value through a reclassification from/to additional paid-in capital. As of the balance sheet dates presented, there is no value from vested stock option awards recorded in temporary equity since the intrinsic value at the date of grant was zero and redemption is not probable.

Management Loans—Under the management stockholder’s agreement, employees can finance common stock purchases with full recourse notes due to the Company. The balance of these notes is recorded as a reduction to temporary equity. Generally, the notes are short-term in nature and are paid back in cash; however, certain employees have repaid balances due on their notes by selling back common stock to the Company.

Revenue Recognition — The Company recognizes revenue from the sale of product when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company grants certain customers sales incentives —such as rebates or discounts—and treats these as a reduction of sales at the time the sale is recognized. Sales taxes invoiced to customers and remitted to governmental authorities are excluded from net sales.

Cost of Goods Sold — Cost of goods sold includes amounts paid to manufacturers for products sold—net of vendor consideration—plus the cost of transportation necessary to bring the products to the Company’s distribution facilities. Cost of goods sold excludes depreciation and amortization —as the Company acquires its inventories generally in a complete and salable state— and excludes warehousing related costs which are presented in distribution, selling and administrative costs. The amounts presented for Cost of goods sold may not be comparable to similar measures disclosed by other companies because not all companies calculate Cost of goods sold in the same manner. See Inventories section above for discussion of LIFO impact on Cost of goods sold.

Income Taxes — The Company accounts for income taxes under the asset and liability method. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. The Company adjusts the amounts recorded for uncertain tax positions when its judgment changes, as a result of the evaluation of new information not previously available. These differences are reflected as increases or decreases to Income tax provision (benefit) in the period in which they are determined.

Subsequent Events—The Company evaluated subsequent events through August 12, 2014, the date its financial statements were issued.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 Revenue from Contracts with Customers, which will be introduced into the FASB’s Accounting Standards Codification as Topic 606. Topic 606 replaces the previous guidance on revenue recognition in Topic 605. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new standard will be effective for us in the first quarter of 2017, with early adoption not permitted. The new standard permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. The Company is currently evaluating the impact of this ASU and has not yet selected an implementation approach.

In April 2014, the FASB issued ASU No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update changes the criteria for reporting discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The update states that a strategic shift could include a disposal of 1) a major geographical area of operations, 2) a major line of business, or 3) a major equity method investment. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends, with early adoption permitted. The Company’s adoption of this guidance in the first quarter of 2014 had no impact on the Company’s financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. This update requires an entity to present an unrecognized tax benefit—or a portion of an unrecognized tax benefit—in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward except when 1) an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; and 2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. Additional recurring disclosures are not required, because this ASU does not affect the recognition, measurement or tabular disclosure of uncertain tax positions. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2013. The Company’s adoption of this guidance in the first quarter of 2014 had no impact on the Company’s financial position, results of operations or cash flows.

4.	FAIR VALUE MEASUREMENTS

The Company follows the accounting standards for fair value, whereas fair value is a market-based measurement, not an entity-specific measurement. The Company’s fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs, such as quoted prices in active markets

•	Level 2—observable inputs other than those included in Level 1—such as quoted prices for similar assets and liabilities in active or inactive markets—which are observable either directly or indirectly, or other inputs that are observable or can be corroborated by observable market data

•	Level 3—unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented below.

The Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of June 28, 2014 and December 28, 2013, aggregated by the level in the fair value hierarchy within which those measurements fall, were as follows (in thousands):

Description	Level 1	Level 2	Level 3	Total
Recurring fair value measurements:
Money market funds	$118,900	$—	$—	$118,900

Balance at June 28, 2014	$118,900	$—	$—	$118,900

Recurring fair value measurements:
Money market funds	$64,100	$—	$—	$64,100

Balance at December 28, 2013	$64,100	$—	$—	$64,100

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$7,400	$7,400

Balance at June 28, 2014	$—	$—	$7,400	$7,400

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$10,930	$10,930

Balance at December 28, 2013	$—	$—	$10,930	$10,930

Recurring Fair Value Measurements

Money Market Funds

Money market funds include highly liquid investments with an original maturity of three or fewer months. They are valued using quoted market prices in active markets and are classified under Level 1 within the fair value hierarchy. The Company had money market funds of $119 million and $64 million at June 28, 2014 and December 28, 2013, respectively.

Nonrecurring Fair Value Measurements

Property and Equipment

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company estimates the fair value of various property and equipment assets for purposes of recording necessary impairment charges. We estimate fair value based on information received from real estate brokers. During the second quarter of 2014, the Company recorded a tangible asset impairment charge of $3 million, offset by insurance recoveries, as a result of tornado damage to a distribution facility. See Note 15 – Commitments and Contingencies. No material impairments to the Company’s property and equipment were recognized during 2013.

The Company is required to record Assets held for sale at the lesser of the depreciated carrying amount or estimated fair value less cost to sell. Certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $2 million in each of the 26-week periods ended June 28, 2014 and June 29, 2013. Fair value was estimated by the Company based on information received from real estate brokers.

The amounts included in the tables above, classified under Level 3 within the fair value hierarchy, represent the estimated fair values of those property and equipment that became the new carrying amounts at the time the impairments were recorded.

Other Fair Value Measurements

The carrying value of cash, restricted cash, accounts receivable, bank checks outstanding, accounts payable, accrued expenses and contingent consideration payable for business acquisitions approximate their fair values due to their short-term maturities.

The fair value of total debt approximated $4.9 billion, as compared to its aggregate carrying value of $4.8 billion as of June 28, 2014 and December 28, 2013. Fair value of the Company’s debt is primarily classified under Level 3 of the fair value hierarchy, with fair value estimated based upon a combination of the cash outflows expected under these debt facilities, interest rates that are currently available to the Company for debt with similar terms, and estimates of the Company’s overall credit risk. The fair value of the Company’s 8.5% Senior Notes, classified under Level 2 of the fair value hierarchy, was $1.4 billion and $1.5 billion at June 28, 2014 and December 28, 2013, respectively. Fair value was based upon the closing market price at the end of the reporting period.

5.	ACCOUNTS RECEIVABLE FINANCING PROGRAM

Under its accounts receivable financing program (“2012 ABS Facility”), the Company and certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary (the “Receivables Company”). This subsidiary, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). The Company consolidates the Receivables Company and, consequently, the transfer of the receivables is a transaction internal to the Company and the receivables have not been derecognized from the Company’s Consolidated Balance Sheets. On a daily basis, cash from accounts receivable collections is remitted to the Company as additional eligible receivables are sold to the Receivables Company. If, on a weekly settlement basis, there are not sufficient eligible receivables available as collateral, the Company is required to either provide cash collateral to cover the shortfall or, in lieu of providing cash collateral to cover the shortfall, it can pay down its borrowings on the 2012 ABS Facility. Due to sufficient eligible receivables available as collateral, no cash collateral was held at June 28, 2014 or December 28, 2013.

The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $686 million at June 28, 2014 and December 28, 2013, respectively. Included in the Company’s accounts receivable balance as of June 28, 2014 and December 28, 2013 was $993 million and $930 million, respectively, of receivables held as collateral in support of the 2012 ABS Facility. See Note 9—Debt for a further description of the 2012 ABS Facility.

6.	RESTRICTED CASH

At June 28, 2014 and December 28, 2013, the Company had $7 million of restricted cash included in the Company’s Consolidated Balance Sheets in Other assets. This restricted cash primarily represented security deposits and escrow amounts related to certain properties collateralizing the commercial mortgage-backed securities loan facility (“CMBS Fixed Facility”). See Note 9—Debt for a further description of the CMBS Fixed Facility.

7.	GOODWILL AND OTHER INTANGIBLES

Goodwill and Other intangible assets include the cost of acquired businesses in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. Brand names and trademarks are indefinite-lived intangible assets and, accordingly, are not subject to amortization.

Customer relationship intangible assets have definite lives, so they are carried at the acquired fair value less accumulated amortization. Customer relationship intangible assets are amortized over the estimated useful lives (four to ten years). Amortization expense was $75 million and $74 million for the 26-weeks ended June 28, 2014 and June 29, 2013, respectively.

Goodwill and Other intangibles, net, consisted of the following (in thousands):

	June 28,	December 28,
	2014	2013
Goodwill	$3,835,477	$3,835,477

Other intangibles — net
Customer relationships — amortizable:
Gross carrying amount	$1,377,663	$1,377,663
Accumulated amortization	(952,483)	(877,396)

Net carrying value	425,180	500,267

Noncompete agreement — amortizable:
Gross carrying amount	800	800
Accumulated amortization	(107)	(27)

Net carrying value	693	773

Brand names and trademarks — not amortizing	252,800	252,800

Total Other intangibles — net	$678,673	$753,840

As required, we assess Goodwill and Other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For Goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each fiscal third quarter. For Other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

The Company completed its most recent annual impairment assessment for goodwill and its portfolio of brand names and trademarks, the indefinite-lived intangible assets on June 30, 2013—the first day of fiscal 2013 third quarter—with no impairments noted. Our assessment for impairment of goodwill utilized a discounted cash flow analysis, comparative market multiples and comparative market transaction multiples to determine the fair value of the reporting unit for comparison to the corresponding carrying value. If the carrying value of the reporting unit exceeds its fair value, we must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. Based upon our fiscal 2013 annual impairment analysis, we believe the fair value of the Company’s reporting unit exceeded its carrying value. Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a discounted cash flow analysis. Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of our impairment analysis. There have been no events that would indicate the need for impairment testing of the Goodwill or Other intangible assets as of June 28, 2014, although Goodwill and Other Intangible assets will be tested in connection with the Company’s financial reporting for the third quarter of 2014 as the Company’s selected annual impairment evaluation date falls within that reporting period.

8.	ASSETS HELD FOR SALE

The Company classifies its closed facilities as Assets held for sale at the time management commits to a plan to sell the facility and it is unlikely the plan will be changed, the facility is actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Due to market conditions, certain facilities may be classified as Assets held for sale for more than one year as the Company continues to actively market the facilities at reasonable prices. For all properties held for sale, the Company has exited operations from the facilities and, thus, the properties are no longer productive assets. Further, the Company has no history of changing its plan to dispose of a facility once the decision has been made. At June 28, 2014 and December 28, 2013, $6 million and $10 million, respectively, of closed facilities were included in Assets held for sale for more than one year.

The change in Assets held for sale for the 26-weeks ended June 28, 2014 was as follows (in thousands):

Balance at beginning of period	$14,554
Transfers in	6,133
Assets sold	(3,425)
Tangible asset impairment charges	(1,580)

Balance at end of the period	$15,682

During 2014, three distribution facilities were closed and reclassified to Assets held for sale and two facilities classified as Assets held for sale were sold for proceeds of $5 million. The Company recognized a net gain of $1 million on sold facilities in 2014.

As discussed in Note 4—Fair Value Measurements, certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $2 million in each of the 26-week periods ended June 28, 2014 and June 29, 2013.

9.	DEBT

The Company’s debt consisted of the following (dollars in thousands):

Debt Description	Contractual Maturity	Interest Rate at June 28, 2014	June 28, 2014	December 28, 2013
ABL Facility	May 11, 2016	—	$—	$20,000
2012 ABS Facility	August 27, 2015	1.45%	686,000	686,000
Amended 2011 Term Loan	March 31, 2019	4.50	2,084,250	2,094,750
CMBS Fixed Facility	August 1, 2017	6.38	472,391	472,391
Senior Notes	June 30, 2019	8.50	1,350,000	1,350,000
Obligations under capital leases	2018–2025	3.41 - 6.25	194,624	116,662
Other debt	2018–2031	5.75 - 9.00	12,198	12,359

Total debt			4,799,463	4,752,162
Add unamortized premium			16,647	18,311
Less current portion of long-term debt			(45,499)	(35,225)

Long-term debt			$4,770,611	$4,735,248

At June 28, 2014, $2,029 million of the total debt was at a fixed rate and $2,770 million was at a floating rate.

Revolving Credit Agreement

The Company’s asset backed senior secured revolving loan facility (“ABL Facility”) provides for loans of up to $1,100 million, with its capacity limited by borrowing base calculations. As of June 28, 2014, the Company had no outstanding borrowings, but had issued Letters of Credit totaling $287 million under the ABL Facility. Outstanding Letters of Credit included 1) $89 million issued in favor of Ahold to secure their contingent exposure under guarantees of our obligations with respect to certain leases, 2) $183 million issued in favor of certain commercial insurers securing our obligations with respect to our self-insurance program, and 3) letters of credit of $15 million for other obligations. There was available capacity on the ABL Facility of $813 million at June 28, 2014, according to the borrowing base calculation. As of June 28, 2014, on borrowings up to $75 million, the Company can periodically elect to pay interest at Prime plus 2.25% or LIBOR plus 3.25%. On borrowings in excess of $75 million, the Company can periodically elect to pay interest at Prime plus 1.00% or LIBOR plus 2.00%. The ABL facility also carries letter of credit fees of 2.00% and an unused commitment fee of 0.25%.

Accounts Receivable Financing Program

Under the 2012 ABS Facility—which replaced the Company’s prior accounts receivable securitization—the Company and certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of the Company (the “Receivables Company”). This subsidiary, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $686 million at June 28, 2014. The Company, at its option, can request additional 2012 ABS Facility borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $62 million at June 28, 2014 based on eligible receivables as collateral. The portion of the loan held by the lenders who fund the loan with commercial paper bears interest at the lender’s commercial paper rate, plus any other costs associated with the issuance of commercial paper, plus 1.25% and an unused commitment fee of 0.35%. The portion of the loan held by lenders that do not fund the loan with commercial paper bears interest at LIBOR plus 1.25% and an unused commitment fee of 0.35%. See Note 5—Accounts Receivable Financing Program for a further description of the Company’s Accounts Receivable Financing Program.

Term Loan Agreement

The Company’s senior secured term loan (“Amended 2011 Term Loan”) consisted of a senior secured term loan with outstanding borrowings of $2,084 million at June 28, 2014. The Amended 2011 Term Loan bears interest equal to Prime plus 2.5%, or LIBOR plus 3.5%, with a LIBOR floor of 1.0%, based on a periodic election of the interest rate by the Company. Principal repayments of $5 million are payable quarterly with the balance due at maturity. The Amended 2011 Term Loan may require mandatory repayments if certain assets are sold, or based on excess cash flow generated by the Company, as defined in the agreement. The interest rate on the Amended 2011 Term Loan was 4.5%—the LIBOR floor of 1.0% plus 3.5%— at June 28, 2014. At June 28, 2014, entities affiliated with KKR held $286 million of the Company’s Amended 2011 Term Loan debt.

The term loan agreement was amended in June 2013. See “2013 Debt Refinancing Transactions” discussed below.

Other Debt

The CMBS Fixed Facility provides financing of $472 million and is currently secured by mortgages on 34 properties, consisting of distribution centers. The CMBS Fixed Facility bears interest at 6.38%. On May 15, 2014, the CMBS Fixed Facility was modified to permit a substitution of collateral for facilities included in Assets held for sale as further discussed below in “Security Interests”.

The unsecured Senior Notes, with outstanding principal of $1,350 million at June 28, 2014, bear interest at 8.5%. There was unamortized issue premium associated with the Senior Notes issuances of $17 million at June 28, 2014. This is amortized as a decrease to Interest expense over the remaining life of the debt facility. At June 28, 2014, entities affiliated with KKR held $2 million of the Company’s Senior Notes.

Effective December 19, 2013, upon consent of the note holders, the Senior Notes Indenture was amended so that the proposed Acquisition will not constitute a “Change of Control,” as defined in the Indenture. In the event of a “Change of Control,” the holders of the Senior Notes would have the right to require the Company to repurchase all or any part of their notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. If the Acquisition is terminated under terms of the Merger Agreement—or not completed by September 8, 2015—the Senior Notes Indenture will revert to its original terms. See Note 11—Related Party Transactions for a discussion of Senior Notes Indenture amendment fees paid by Sysco, and Note 1—Overview and Basis of Presentation for a description of the proposed acquisition by Sysco.

Obligations under capital leases consist of amounts due for transportation equipment and building leases.

2013 Debt Refinancing Transactions

During 2013, we entered into a series of transactions to refinance our debt facilities and extend debt maturity dates, including the following transactions:

•	In June 2013, the Company refinanced its term loan agreements. The aggregate principal outstanding of the 2011 Term Loan was increased to $2,100 million, and the maturity date of the loan facility was extended from March 31, 2017 to March 31, 2019. The Amended 2011 Term Loan facility refinanced an aggregate of $2,091 million in principal under the Company’s Amended 2007 Term Loan and 2011 Term Loan facilities. Continuing lenders refinanced an aggregate of $1,634 million in principal of Term Loan debt. They also purchased $371 million in principal of Term Loan debt from lenders electing not to participate in, or electing to decrease their holdings in, the Amended 2011 Term Loan facility. Additionally, the Company sold $95 million in principal of the Amended 2011 Term Loan to new lenders.

The Company performed an analysis by creditor to determine if the terms of the Amended 2011 Term Loan were substantially different from the previous term loan facilities. Based upon the analysis, it was determined that continuing lenders holding a significant portion of the Amended 2011 Term Loan had terms that were substantially different from their original loan agreements. As a result, this portion of the transaction was accounted for as an extinguishment of debt and the contemporaneous acquisition of new debt. Lenders holding the remaining portion of the Amended 2011 Term Loan had terms that were not substantially different from their original loan agreements and, as a consequence, this portion of the transaction was accounted for as a debt modification as opposed to an extinguishment of debt.

•	In January 2013, the Company redeemed the remaining $355 million in aggregate principal amount of its 11.25% Senior Subordinated Notes (“Senior Subordinated Notes”) due June 30, 2017. This was done at a price equal to 105.625% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the redemption date. An entity affiliated with CD&R held all of the redeemed Senior Subordinated Notes. To fund the redemption of these notes, the Company issued $375 million in principal amount of its Senior Notes at a price equal to 103.5% of the principal amount, for gross proceeds of $388 million.

The 2013 refinancing transactions resulted in a loss on extinguishment of debt of $42 million. That consisted of a $20 million Senior Subordinated Notes early redemption premium, a write-off of $13 million of unamortized debt issuance costs related to the old debt facilities, and $9 million of lender fees and third party costs related to these transactions. Unamortized debt issuance costs of $6 million related to the portion of the Term Loan refinancing accounted for as a debt modification were carried forward and will be amortized through March 31, 2019—the maturity date of the Amended 2011 Term Loan.

Refinancing Transaction Costs

The Company incurred transaction costs of $29 million related to the 2013 debt refinancing transactions costs, consisting of loan fees, arrangement fees, rating agency fees and legal fees.

Security Interests

Substantially all of our assets are pledged under the various debt agreements. Debt under the 2012 ABS Facility is secured by certain designated receivables and, in certain circumstances, by restricted cash. The ABL Facility is secured by certain other designated receivables not pledged under the 2012 ABS Facility, inventory and tractors and trailers owned by the Company. The CMBS Fixed Facility is currently collateralized by mortgages on 34 related properties. Our obligations under the Amended 2011 Term Loan are secured by all of the capital stock of our subsidiaries, each of the direct and indirect 100% owned domestic subsidiaries (as defined in the agreements), and are secured by substantially all assets of the Company and its subsidiaries not pledged under the 2012 ABS Facility, the CMBS Fixed Facility or the former CMBS Floating Facility. More specifically, the Amended 2011 Term Loan has priority over certain collateral securing the ABL Facility, and it has second priority for other collateral securing the ABL Facility. The former CMBS Floating Facility was collateralized by mortgages on related properties until July 2012, when all outstanding borrowings were repaid. As of June 28, 2014, 11 properties remain in this special purpose, bankruptcy remote subsidiary and are not pledged as collateral under any of the Company’s debt agreements.

On May 15, 2014, the CMBS Fixed Loan Facility was modified to permit the substitution of collateral pledged under the CMBS Fixed Loan Facility primarily to allow the sale of certain of facilities that are classified as Assets held for sale. The collateral substitution consisted of an exchange of two properties formerly pledged as collateral for the former CMBS Floating Facility for six properties that collateralized the CMBS Fixed Facility. One of the substituted properties was concurrently sold to an unrelated party and the other five properties are collateral securing the Amended 2011 Term Loan. The Company incurred $1 million of costs and fees related to the CMBS Fixed Loan Facility substitution transaction.

Restrictive Covenants

Our credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. Certain debt agreements also contain various and customary events of default with respect to the loans. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—together with all accrued unpaid interest and other amounts owed—may be declared immediately due and payable by the lenders. Were such an event to occur, the Company would be forced to seek new financing that may not be on as favorable terms as its current facilities. The Company’s ability to refinance its indebtedness on favorable terms—or at all—is directly affected by the current economic and financial conditions. In addition, the Company’s ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. This, in turn, relies on the strength of its cash flows, results of operations, economic and market conditions and other factors.

10.	RESTRUCTURING AND TANGIBLE ASSET IMPAIRMENT CHARGES

During 2014, the Company reversed a total of $2 million of excess liabilities for an unused facility lease settlement and closed facility severance costs. Additionally, certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $2 million.

During 2013, the Company incurred $2 million of severance costs, including $1 million for a multiemployer pension withdrawal liability and tangible asset impairment charges. Additionally, certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $2 million.

A summary of the restructuring charges during the 26-weeks ended June 28, 2014 and June 29, 2013 was as follows (in thousands):

	26-Weeks Ended
	June 28,	June 29,
	2014	2013
Severance and related costs	$(502)	$2,159
Facility closing costs	(1,180)	(451)
Tangible asset impairment charges	1,580	1,860

Total	$(102)	$3,568

The following table summarizes the changes in the restructuring liabilities for the 26-weeks ended June 28, 2014 (in thousands):

	Severance	Facility
	and Related	Closing
	Costs	Costs	Total
Balance at December 28, 2013	$69,072	$2,146	$71,218
Current period charges	82	—	82
Change in estimate	(584)	(1,180)	(1,764)
Payments and usage — net of accretion	(7,474)	(342)	(7,816)

Balance at June 28, 2014	$61,096	$624	$61,720

The $61 million of restructuring liabilities as of June 28, 2014 for severance and related costs includes $56 million of multiemployer pension withdrawal liabilities relating to closed facilities, payable in monthly installments through 2031 at effective interest rates ranging from 5.9% to 6.7%.

11.	RELATED PARTY TRANSACTIONS

The Company pays a monthly management fee of $0.8 million to investment funds associated with or designated by the Sponsors. For each of the 26-weeks ended June 28, 2014 and June 29, 2013, the Company recorded management fees and related expenses of $5 million. These were reported as Distribution, selling and administrative costs in the Consolidated Statements of Comprehensive Income (Loss).

As discussed in Note 9—Debt, entities affiliated with the Sponsors hold various positions in some of our debt facilities and participated in our 2013 refinancing transactions. At June 28, 2014, entities affiliated with KKR held $288 million in aggregate principal of the Company’s debt facilities. At June 28, 2014, entities affiliated with CD&R had no holdings of the Company’s debt facilities. Entities affiliated with KKR received transaction fees of $1 million for services related to the 2013 debt refinancing transactions.

Also as discussed in Note 9—Debt, the Senior Note Indenture was amended in the fourth quarter of 2013 so that the proposed Acquisition by Sysco will not constitute a “Change of Control. Sysco paid $3.4 million in consent fees to the holders of the Senior Notes in December 2013 on behalf of the Company in connection with this amendment.

12.	RETIREMENT PLANS

The Company has defined benefit and defined contribution retirement plans for its employees. Also, the Company contributes to various multiemployer plans under collective bargaining agreements and provides certain health care benefits to eligible retirees and their dependents.

The components of net pension and other post retirement benefit costs for Company sponsored defined benefit plans for the 26-weeks ended June 28, 2014 and June 29, 2013 were as follows (in thousands):

	26-Weeks Ended
	Pension Benefits		Other Postretirement Plans
	June 28, 2014	June 29, 2013	June 28, 2014		June 29, 2013
Service cost	$13,660	$16,060	$40		$77
Interest cost	18,650	16,736	159		216
Expected return on plan assets	(23,698)	(20,963)	—		—
Amortization of prior service cost (credit)	99	99	(167	)(1)	—
Amortization of net loss (gain)	1,147	6,515	(38	)(1)	56
Settlements	1,000	—	—		—

Net periodic benefit costs	$10,858	$18,447	$(6)		$349

(1)	The Amortization of prior service cost (credit) and Amortization of net loss (gain) reflect prospective participant eligibility changes pursuant to a renegotiated agreement for a post retirement medical plan finalized in the first quarter of 2014.

The Company reclassified $2 million and $7 million out of Accumulated other comprehensive income (loss) to Distribution, selling and administrative costs relating to retirement benefit obligations during the 26-weeks ended June 28, 2014 and June 29, 2013, respectively.

The Company contributed $24 million and $19 million to its defined benefit and other postretirement plans during the 26-weeks ended June 28, 2014 and June 29, 2013, respectively.

13.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in Accumulated other comprehensive income (loss) by component for the 26-weeks ended June 28, 2014 and June 29, 2013 as follows (in thousands):

	26-Weeks Ended
Accumulated Other Comprehensive Income (Loss) Components	June 28, 2014	June 29, 2013
Defined benefit retirement plans:
Balance at beginning of period (1)	$(2,679)	$(125,642)

Other comprehensive income (loss) before reclassifications	—	—
Amortization of prior service (credit) cost (2)	(68)	99
Amortization of net loss (2)	1,109	6,571
Settlements(2)	1,000	—

Total before income tax (3)	2,041	6,670
Income tax provision (benefit)	—	(847)

Current period comprehensive income (loss), net of tax	2,041	7,517

Balance at end of period (1)	$(638)	$(118,125)

Interest rate swap derivative cash flow hedge (4):
Balance at beginning of period (1)	$—	$(542)

Other comprehensive income (loss) before reclassifications	—	(653)
Amounts reclassified from Other comprehensive income (loss) (5)	—	2,042

Total before income tax	—	1,389
Income tax provision (benefit)	—	847

Current period comprehensive income (loss), net of tax	—	542

Balance at end of period (1)	$—	$—

Accumulated Other Comprehensive Income (Loss) end of period (1)	$(638)	$(118,125)

(1)	Amounts are presented net of tax, which had no impact due to the Company’s full valuation allowance. See Note 14—Income Taxes.
(2)	Included in the computation of Net periodic benefit costs. See Note—12 Retirement Plans for additional information.
(3)	Included in Distribution, selling and administration expenses in the Consolidated Statements of Comprehensive Income (Loss).
(4)	The interest rate swap derivative expired in January 2013.
(5)	Included in Interest expense–net in the Consolidated Statements of Comprehensive Income (Loss).

14.	INCOME TAXES

The determination of the Company’s overall effective tax rate requires the use of estimates. The effective tax rate reflects the income earned and taxed in various United States federal and state jurisdictions. Tax law changes, increases and decreases in temporary and permanent differences between book and tax items, tax credits and the Company’s change in income in each jurisdiction all affect the overall effective tax rate.

The Company estimated its annual effective tax rate to be applied to the results of the 26-weeks ended June 28, 2014 and June 29, 2013. In estimating its annual effective tax rate, the Company excluded the effects of the valuation allowance necessary as a result of the tax amortization of its goodwill and trademarks. The valuation allowance impact of the tax amortization of goodwill and trademarks has been measured discretely for the quarter to calculate the income taxes. Given the Company’s cumulative tax loss position, the impact of the projected current year book income and non-deductible items is being offset by a commensurate valuation allowance adjustment within the annual effective tax rate. The Company concluded that to use the forecasted annual effective tax rate, unadjusted for the effects of the valuation allowance related to the tax amortization of the goodwill and trademarks as described above, would not be reliable for use in quarterly reporting of income taxes due to such rate’s significant sensitivity to minimal changes in forecasted annual pre-tax income. The impact of including the tax goodwill and trademarks amortization in the annual effective tax rate computation, as applied to the year-to-date pre-tax loss for the period, would be distortive to the financial statements. As a result of these considerations, management concluded that the readers of the financial statements would best benefit from a tax provision for the quarter that reflects the accretion of the valuation allowance on a discrete, ratable basis.

The valuation allowance against the net deferred tax assets was $117 million at December 28, 2013. The deferred tax assets related to federal and state net operating losses, increased $48 million during the 26-weeks ended June 28, 2014, which resulted in a $165 million total valuation allowance at June 28, 2014. A full valuation allowance on the net deferred tax assets will be maintained until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

The effective tax rate for the 26-weeks ended June 28, 2014 and June 29, 2013 of 28% and 0%, respectively, varied from the 35% federal statutory rate primarily due to an increase in the valuation allowance. During the 26-weeks ended June 28, 2014 and June 29, 2013, the valuation allowance increased $48 million and $20 million, respectively; as a result of increased deferred tax assets (net operating losses) not covered by future reversals of deferred tax liabilities.

On September 13, 2013 the U.S. Treasury Department and the IRS issued final regulations that address costs incurred in acquiring, producing, or improving tangible property (the “tangible property regulations”). The tangible property regulations are generally effective for tax years beginning on or after January 1, 2014. The Company’s adoption of the tangible property regulations in the first quarter of 2014 had no impact on the Company’s financial position, results of operations or cash flows.

15.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments — The Company enters into purchase orders with vendors and other parties in the ordinary course of business. Additionally, we have a limited number of purchase contracts with certain vendors that require us to buy a predetermined volume of products, which are not recorded in the Consolidated Balance Sheets. As of June 28, 2014, the Company’s purchase orders and purchase contracts with vendors, all to be delivered in 2014, were $662 million.

To minimize the Company’s fuel cost risk, we enter into forward purchase commitments for a portion of our projected diesel fuel requirements. At June 28, 2014, the Company had diesel fuel forward purchase commitments totaling $66 million through June 2015. The Company also enters into forward purchase agreements for procuring electricity. At June 28, 2014, the Company had electricity forward purchase commitments totaling $12 million through December 2016. The Company does not measure its forward purchase commitments for fuel and electricity at fair value as the amounts contracted for are used in its operations.

Retention and Transaction Bonuses — As part of the Merger Agreement described in Note 1—Overview and Basis of Presentation, Proposed Acquisition by Sysco, the Company was given rights to offer retention and transaction bonuses to certain current employees that are integral to the successful completion of the transaction. The Company was approved to offer a maximum of $31.5 million and $10 million of retention bonuses and transaction bonuses, respectively. Additionally, the Company’s Chief Executive Officer (“CEO”) has agreed to reduce his continuation of base salary payments and bonus amounts by $3 million to be allocated at his discretion as bonuses to current employees (other than himself). The retention, transaction and other bonus payments are subject to consummation of the Acquisition and are payable on or after the transaction date. As of June 28, 2014, the Company has not and is not required to record a liability for these bonuses until the Acquisition is consummated.

Indemnification by Ahold for Certain Matters—In connection with the sale of US Foods to USF Holding Corp., a corporation formed and controlled by investment funds associated with or managed by CD&R and KKR, by Ahold in 2007 (the “2007 Transaction”), Ahold committed to indemnify and hold harmless the Company from and against damages (which includes losses, liabilities, obligations, and claims of any kind) and litigation costs (including attorneys’ fees and expenses) suffered, incurred or paid after the 2007 Transaction closing date related to certain matters (See discussion of “Pricing Litigation”). The Company was responsible for the first $40 million of damages and litigation expenses incurred after the closing of the 2007 Transaction. Ahold’s indemnification obligations apply to any such damages and litigation expenses as may be incurred after the 2007 Transaction closing date in excess of $40 million. As of the end of its 2009 fiscal year, the Company had surpassed the threshold of $40 million in costs related to these matters; therefore, any future litigation expenses related to the aforementioned matters are subject to the rights of indemnification from Ahold.

Pricing Litigation—In October 2006, two customers filed a putative class action against the Company and Ahold. In December 2006, an amended complaint was filed naming a third plaintiff. The complaint focuses on certain pricing practices of the Company in contracts with some of its customers. In February 2007, the Company filed a motion to dismiss the complaint. In August 2007, two additional customers filed putative class action complaints. These two additional lawsuits are based upon the pricing practices at issue in the October 2006 case. In November 2007, the Judicial Panel on Multidistrict Litigation ordered the transfer of the two additional lawsuits to the jurisdiction in which the first lawsuit was filed—the U.S. District Court for the District of Connecticut—for consolidated or coordinated proceedings. In June 2008, the Plaintiffs filed their consolidated and amended class action complaint. The Company moved to dismiss this complaint. In August 2009, the Plaintiffs filed a motion for class certification. In December 2009, the court issued a ruling on the Company’s motion to dismiss. It dismissed Ahold from the case and also dismissed certain of the plaintiffs’ claims. On November 30, 2011, the court issued its ruling granting the plaintiffs’ motion to certify the class. On April 4, 2012, the U.S. Court of Appeals for the Second Circuit granted the Company’s request to appeal the district court’s decision which granted class certification. Oral argument was held and the court upheld the grant of class certification. The Company filed a writ of certiorari to the U.S. Supreme Court which was denied on April 29, 2014.

On May 20, 2014, an agreement in principle was reached to settle the matter for $297 million which would release the Company from all claims from all participating class members in relation to these pricing practices. Also as described above, Ahold has indemnified the Company in regards to this matter and, as a consequence, payment of the settlement will be made by Ahold and will not impact the Company’s results of operations or cash flows. The settlement was preliminarily approved by the United States District Court of Connecticut on July 14, 2014 and is subject to final approval in late 2014 or early 2015. The settlement is also subject to potential reduction and/or termination based on the compensable sales volume attributable to class members that elect to opt out of the settlement. The Company has recorded a $297 million current liability and a corresponding $297 million indemnification receivable from Ahold in its June 28, 2014 Consolidated Balance Sheet to reflect the probable settlement of this matter. Based on the language in the proposed settlement agreement, public written statements of Ahold and the financial condition of Ahold, management believes that Ahold will satisfy its obligation under the indemnification agreement.

Eagan Multiemployer Pension Withdrawal Liability—In 2008, the Company completed the closure of its Eagan, Minnesota and Fairfield, Ohio divisions and recorded a liability of approximately $40 million for the related multiemployer pension withdrawal liability. In 2010, the Company received formal notice and demand for payment of a $40 million withdrawal liability, which is payable in monthly installments through November 2023. During the 2011 fiscal third quarter, the Company was assessed an additional $17 million multiemployer pension withdrawal liability for the Eagan facility. The parties agreed to arbitrate this matter, and discovery began during the fiscal third quarter of 2012. The parties engaged in good faith settlement negotiations during the fiscal third and fourth quarters of 2013. The negotiations reached an unexpected impasse and ceased in December 2013. The arbitration and related discovery were stayed pending settlement negotiations. The arbitrator ruled that the only contested issue is a legal question and has ordered the parties to submit cross motions for summary judgment. The parties must submit briefs by October 8, 2014. Thereafter, the arbitrator will issue an interim award. Discovery is stayed pending the arbitrator’s ruling. The Company believes it has meritorious defenses against the assessment for the additional pension withdrawal liability. The Company does not believe, at this time, that a loss from such obligation is probable and, accordingly, no liability has been recorded. However, it is reasonably possible the Company may ultimately be required to pay an amount up to $17 million.

Other Legal Proceedings—In addition to the matters described above, the Company and its subsidiaries are parties to a number of other legal proceedings arising from business operations. The legal proceedings—whether pending, threatened or unasserted—if decided adversely to or settled by the Company, may result in liabilities material to our financial condition or results of operations. We have recognized provisions with respect to the proceedings, where appropriate. These are reflected in the Consolidated Balance Sheets. It is possible that the Company could be required to make expenditures in excess of established provisions, in amounts that cannot reasonably be estimated. However, the Company believes that the ultimate resolution of these proceedings will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows. Our policy is to expense attorney fees as incurred, except for those fees that are reimbursable under the above noted indemnification by Ahold.

Insurance Recoveries - Tornado Loss—On April 28, 2014, a tornado damaged a distribution facility and its contents, including building improvements, equipment and inventory. In order to service customers, business from the damaged facility was reassigned to other Company distribution facilities. The Company has insurance coverage on the distribution facility and its contents, as well as business interruption insurance. The Company’s insurance policies provide for recoveries of the damaged property at replacement value and the damaged inventory at the greater of 1) expected selling price less unincurred selling costs or 2) cost plus 10%. Discussions are underway with the insurance carrier regarding the Company’s claims on the loss of the building and its contents, and the loss related to the business interruption. Anticipated insurance recoveries related to losses and incremental costs incurred are recognized when receipt is probable. Anticipated insurance recoveries in excess of net book value of the damaged property and inventory will not be recorded until all contingencies relating to the claim have been resolved. The timing of and amounts of ultimate insurance recoveries is not known at this time.

As a result of the tornado damage, the Company recorded a tangible asset impairment charge of $3 million and a net charge to cost of goods sold of $14 million for damaged inventory. In addition, the Company has incurred costs of $3 million in the second quarter of 2014, including debris removal and clean-up costs, subject to coverage under its insurance policies. At June 28, 2014, these charges are offset by $8 million of initial advance payments received from insurance carriers and a receivable for insurance recoveries of $11 million that the Company has deemed as probable of recovery. The Company has classified the $2 million of insurance recoveries related to the damaged distribution facility assets as cash flows from investing activities and the $6 million of insurance recoveries related to damaged inventory and other costs incurred as cash flows from operating activities in its consolidated statement of cash flows.

16.	BUSINESS SEGMENT INFORMATION

The Company operates in one business segment based on how the Chief Operating Decision Maker (“CODM”)—the CEO—views the business for purposes of evaluating performance and making operating decisions. The Company markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States.

We use a centralized management structure, and Company strategies and initiatives are implemented and executed consistently across the organization to maximize value to the organization as a whole. We use shared resources for sales, procurement, and general and administrative activities across each of our distribution centers. Our distribution centers form a single network to reach our customers; it is common for a single customer to make purchases from several different distribution centers. Capital projects—whether for cost savings or generating incremental revenue—are evaluated based on estimated economic returns to the organization as a whole (e.g., net present value, return on investment).

The measure used by the CODM to assess operating performance is Adjusted EBITDA. Adjusted EBITDA is defined as Net income (loss), plus Interest expense – net, Income tax provision (benefit), and depreciation and amortization adjusted for 1) Sponsor fees; 2) Restructuring and tangible and intangible asset impairment charges; 3) share-based compensation expense; 4) other gains, losses or charges as permitted under the Company’s debt agreements; and 5) the non-cash impact of LIFO adjustments. Costs to optimize and transform our business are noted as business transformation costs in the table below and are added to EBITDA in arriving at Adjusted EBITDA as permitted under the Company’s debt agreements. Business transformation costs include costs related to functionalization and significant process and systems redesign in the Company’s replenishment, finance, category management and human resources functions; company rebranding; cash & carry retail store strategy; and implementation and process and system redesign related to the Company’s sales model.

The aforementioned items are specified as items to add to EBITDA in arriving at Adjusted EBITDA per the Company’s debt agreements and, accordingly, our management includes such adjustments when assessing the operating performance of the business.

The following is a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net income (loss) for the periods indicated (in thousands):

	26-Weeks Ended
	June 28,	June 29,
	2014	2013
Adjusted EBITDA	$406,594	$382,582
Adjustments:
Sponsor fees (1)	(5,397)	(5,165)
Restructuring and tangible asset impairment charges (2)	102	(3,568)
Share-based compensation expense (3)	(6,198)	(5,897)
LIFO reserve change (4)	(48,678)	(7,363)
Loss on extinguishment of debt (5)	—	(41,796)
Business transformation costs (6)	(26,663)	(28,544)
Sysco merger costs (7)	(19,722)	—
Other (8)	(13,551)	(17,464)

EBITDA	286,487	272,785
Interest expense, net	(146,804)	(160,348)
Income tax benefit (provision)	(18,523)	(125)
Depreciation and amortization expense	(205,049)	(191,012)

Net income (loss)	$(83,889)	$(78,700)

(1)	Consists of management fees paid to the Sponsors.
(2)	Primarily consists of facility closing, severance and related costs and tangible asset impairment charges.
(3)	Represents costs recorded for stock option awards, restricted stock and, restricted stock units vested.
(4)	Consists of changes in the LIFO reserve.
(5)	Includes fees paid to debt holders, third party costs, early redemption premium, and the write off of old debt facility unamortized debt issuance costs. See Note 9—Debt for a further description of debt refinancing transactions.
(6)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(7)	Consists of direct and incremental costs related to the Acquisition.
(8)	Other includes gains, losses or charges as specified under the Company’s debt agreements.

17.	SUBSEQUENT EVENT

On August 8, 2014, the 2012 ABS Facility was amended whereby the maturity date was extended from August 27, 2015 to August 5, 2016 (or the termination date of the ABL Facility, if earlier), and the interest rate on outstanding borrowings was reduced 25 basis points. The Company incurred $1 million of costs and fees related to the 2012 ABS Facility amendment.